Makhteshim-Agan Industries Ltd.

           Interim Consolidated Financial Statements
                          (Unaudited)
                     As at March 31, 2005
                       (In U.S. Dollars)

                                               Makhteshim - Agan Industries Ltd.

Financial Statements as at March 31, 2005 (Unaudited)
-------------------------------------------------------------------------------


Contents


                                                                           Page

Auditors' Review Report                                                       1


Unaudited Financial Statements:


Consolidated Balance Sheets                                                   3


Consolidated Statements of Income                                             4


Statements of Changes in Shareholders' Equity                                 5


Consolidated Statements of Cash Flows                                         7


Notes to the Financial Statements                                             9

[LOGO]  KPMG

                     Somekh Chaikin                     Telephone 972 3 684 8000
                     KPMG Millennium Tower              Fax       972 3 684 8444
                     17 Ha'arba'a Street, PO Box 609 Internet www.kpmg.co.il Tel Aviv 61006 Israel


The Board of Directors
Makhteshim - Agan Industries Ltd.
---------------------------------


Dear Sirs,
Review of the unaudited interim consolidated financial statements as at March 31, 2005


At your request, we have reviewed the interim consolidated balance sheet of Makhteshim - Agan Industries Ltd. and its subsidiaries as at March 31, 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of shareholders' meetings and of meetings of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters.

We received review reports of other auditors, regarding the interim financial statements of certain subsidiaries, whose assets constitute 4.0% of the total consolidated assets as at March 31, 2005 and whose revenues constitute 4.3% of the total consolidated revenues for the three-month period then ended.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said interim consolidated financial statements.

In the course of our review, which included reading the review reports of other auditors as stated above, nothing came to our attention which would indicate the necessity of making material modifications to the interim consolidated financial statements referred to above, in order for them to be in conformity with generally accepted accounting principles and in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.


Somekh Chaikin
Certified Public Accountants (Isr.)

May 9, 2005



               Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss Corporative.



Consolidated Balance Sheets
-----------------------------------------------------------------------------------------------------------



                                                               As at              As at               As at
                                                            March 31           March 31         December 31
                                                                2005               2004                2004
                                                    ----------------    ---------------     ---------------
                                                         (Unaudited)        (Unaudited)           (Audited)
                                                    ----------------    ---------------     ---------------
                                                      US $ thousands     US $ thousands      US $ thousands
                                                    ----------------    ---------------     ---------------

Current assets
Cash and cash equivalents                                     56,450            160,942              40,477
Short-term investments                                         1,213                819               1,563
Trade receivables                                            487,770            423,780             369,209
Other receivables                                             74,193             60,878              77,219
Inventories                                                  480,586            316,403             460,870
                                                    ----------------    ---------------     ---------------
                                                           1,100,212            962,822             949,338
                                                    ----------------    ---------------     ---------------

Long-term investments, loans and receivables                  19,933             17,591              22,070
                                                    ----------------    ---------------     ---------------

Fixed assets
Cost                                                         840,096            791,603             824,544
Less - accumulated depreciation                              397,033            366,258             388,805
                                                    ----------------    ---------------     ---------------

                                                             443,063            425,345             435,739
                                                    ----------------    ---------------     ---------------

Other assets and deferred charges
Cost                                                         771,460            622,851             743,310
Less - accumulated amortization                              236,671            176,567             215,890
                                                    ----------------    ---------------     ---------------
                                                             534,789            446,284             527,420
                                                    ----------------    ---------------     ---------------

                                                    ----------------    ---------------     ---------------

                                                           2,097,997          1,852,042           1,934,567
                                                    ================    ===============     ===============




                                                                          Makhteshim - Agan Industries Ltd.

-----------------------------------------------------------------------------------------------------------



                                                               As at              As at               As at
                                                            March 31           March 31         December 31
                                                                2005               2004                2004
                                                    ----------------    ---------------     ---------------
                                                         (Unaudited)        (Unaudited)           (Audited)
                                                    ----------------    ---------------     ---------------
                                                      US $ thousands     US $ thousands      US $ thousands
                                                    ----------------    ---------------     ---------------

Current liabilities
Credit from banks                                            186,570            161,600             140,021
Trade payables                                               348,038            255,393             325,945
Other payables                                               223,004            140,926             192,405
Proposed dividend                                             12,700              7,200              11,200
                                                    ----------------    ---------------     ---------------

                                                             770,312            565,119             669,571
                                                    ----------------    ---------------     ---------------
Long-term liabilities
Loans from banks                                              83,104            243,238              93,023
Convertible debentures                                             -            145,000             150,000
Other long-term liabilities                                    7,495              2,158               9,337
Deferred taxes, net                                           67,600             53,057              54,354
Employee termination benefits, net                            27,169             24,049              26,709
                                                    ----------------    ---------------     ---------------

                                                             185,368            467,502             333,423
                                                    ----------------    ---------------     ---------------

Minority interest                                             23,970              8,606              18,756
                                                    ----------------    ---------------     ---------------

Convertible debentures                                       173,991             70,512              38,322
                                                    ----------------    ---------------     ---------------

Shareholders' equity                                         944,356            740,303             874,495
                                                    ----------------    ---------------     ---------------

                                                    ----------------    ---------------     ---------------

                                                           2,097,997          1,852,042           1,934,567
                                                    ================    ===============     ===============


--------------------------------------    ---------------------------------  ------------------------------
                Danny Biran                        Shlomo Yanai                        Eli Assraf
    Chairman of the Board of Directors        Chief Executive Officer            Chief Financial Officer



Date of approval of the financial statements: May 9, 2005


The accompanying notes are an integral part of the financial statements.

                                                                               3

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


                                                                                      Makhteshim - Agan Industries Ltd.

Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------


                                                                                                               For the
                                                                        For the three months ended          year ended
                                                               -----------------------------------
                                                                       March 31           March 31         December 31
                                                                           2005               2004                2004
                                                                ----------------   ---------------     ---------------
                                                                    (Unaudited)        (Unaudited)           (Audited)
                                                                ----------------   ---------------     ---------------
                                                                 US $ thousands     US $ thousands      US $ thousands
                                                                ----------------   ---------------     ---------------

Revenues                                                                516,974            414,478           1,539,702
Cost of sales                                                           311,893            256,307             943,908
                                                                ----------------   ---------------     ---------------
Gross profit                                                            205,081            158,171             595,794
                                                                ----------------   ---------------     ---------------
Expenses
Research and development, net                                             4,775              4,157              19,480
Selling and marketing                                                    70,797             50,802             220,212
General and administrative                                               19,486             17,804              66,915
                                                                ----------------   ---------------     ---------------
                                                                         95,058             72,763             306,607
                                                                ----------------   ---------------     ---------------
Operating income                                                        110,023             85,408             289,187
Financing expenses, net                                                   5,400              7,446              27,571
                                                                ----------------   ---------------     ---------------
Income before other expenses, net                                       104,623             77,962             261,616
Other expenses, net                                                      13,416             11,478              42,735
                                                                ----------------   ---------------     ---------------
Income before taxes on income                                            91,207             66,484             218,881
Taxes on income                                                          26,060             21,420              52,334
                                                                ----------------   ---------------     ---------------

Income after taxes on income                                             65,147             45,064             166,547

Minority interest in losses (income) of subsidiaries, net                (1,999)               114              (1,020)
                                                                ----------------   ---------------      ---------------
Net income from continuing operations                                    63,148             45,178             165,527
Cumulative effect as at the beginning of the year of
 change in accounting method                                             (2,025)                 -                   -
                                                                ----------------    ---------------     ---------------
Net income                                                               61,123             45,178             165,527
                                                                ================    ===============     ===============

Income per share NIS 1 par value of ordinary shares
                                                                           US $               US $                US $
Basic income                                                    ----------------    ---------------     ---------------
------------
From continuing operations                                                 0.13               0.11                0.39
In respect of cumulative effect as at the beginning of the
 year of change in accounting method                                          -                  -                   -
                                                                ----------------    ---------------     ---------------
Net income per share                                                       0.13               0.11                0.39
                                                                ================    ===============     ===============
Fully diluted income
--------------------
From continuing operations                                                 0.13               0.10                0.37
In respect of cumulative effect as at the beginning of the
 year of change in accounting method                                          -                  -                   -
                                                                ----------------    ---------------     ---------------
Net income per share                                                       0.13               0.10                0.37
                                                                ================    ===============     ===============


The accompanying notes are an integral part of the financial statements.

                                                                               4

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

                                                                                        Makhteshim - Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------


                                                                                                                            Proposed
                                                                                                                            dividend
                                                                                        Receipts from                  subsequent to
                                                                           Premium on     issuance of         Capital  balance sheet
                                                       Share capital           shares         options        reserves           date
                                                     ---------------    -------------   -------------   -------------  -------------
                                                         (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)
                                                     ---------------    -------------   -------------   -------------  -------------
                                                       US$ thousands    US$ thousands   US$ thousands   US$ thousands  US$ thousands
                                                     ---------------    -------------   -------------   -------------  -------------
Three-month period ended March 31, 2005
Balance as of December 31, 2004                             109,258          417,487           3,009          (2,568)        12,700
Adjustments deriving from translation of
 financial statements of investee companies                       -                -               -          (1,125)             -
Sale of Company shares by a subsidiary                            -            2,324               -               -              -
Proposed dividend                                                 -                -               -               -        (12,700)
Proposed dividend subsequent to balance
 sheet date                                                       -                -               -               -         18,300
Employee options exercised                                       86              (86)              -               -              -
Conversion of convertible debentures into shares                929           13,373               -               -              -
Options exercised                                               430            4,403            (420)              -              -
Net income                                                        -                -               -               -              -
                                                     ---------------    -------------   -------------   -------------  -------------
Balance as of March 31, 2005                                110,703          437,501           2,589          (3,693)        18,300
                                                     ===============    =============   =============   =============  =============

Three-month period ended March 31, 2004
Balance as of December 31, 2003                             103,793          369,543           3,912          (5,393)         7,200
Adjustments deriving from translation of
 financial statements of investee companies                       -                -               -            (127)             -
Dividend                                                          -                -               -               -         (7,200)
Proposed dividend                                                 -                -               -               -         13,500
Employee options exercised                                       50              (50)              -               -              -
Conversion of convertible debentures
 into shares                                                    716            6,776               -               -              -
Options exercised                                               133            1,417            (131)              -              -
Net income                                                        -                -               -               -              -
                                                     ---------------    -------------   -------------   -------------  -------------
Balance as of March 31, 2004                                104,692          377,686           3,781          (5,520)        13,500
                                                     ===============    =============   =============   =============  =============


(TABLE CONTINUED)



                                                                                  Share of
                                                           Retained           company held
                                                           earnings          by subsidiary                Total
                                                     --------------       ----------------        -------------
                                                        (Unaudited)            (Unaudited)           (Unaudited)
                                                     --------------       ----------------        -------------
                                                     US$ thousands           US$ thousands        US$ thousands
                                                     --------------       ----------------        -------------

Three-month period ended March 31, 2005
Balance as of December 31, 2004                            345,841                (11,232)             874,495
Adjustments deriving from translation of
 financial statements of investee companies                      -                      -               (1,125)
Sale of Company shares by a subsidiary                           -                  1,524                3,848
Proposed dividend                                                -                      -              (12,700)
Proposed dividend subsequent to balance
 sheet date                                                (18,300)                     -                    -
Employee options exercised                                       -                      -                    -
Conversion of convertible debentures into shares                 -                      -               14,302
Options exercised                                                -                      -                4,413
Net income                                                  61,123                                      61,123
                                                     --------------       ----------------        -------------
Balance as of March 31, 2005                               388,664                 (9,708)             944,356
                                                     ==============       ================        =============

Three-month period ended March 31, 2004
Balance as of December 31, 2003                            229,914                (15,428)             693,541
Adjustments deriving from translation of
 financial statements of investee companies                      -                      -                 (127)
Dividend                                                         -                      -               (7,200)
Proposed dividend                                          (13,500)                     -                    -
Employee options exercised                                       -                      -                    -
Conversion of convertible debentures
 into shares                                                     -                      -                 7,492
Options exercised                                                -                      -                 1,419
Net income                                                  45,178                      -                45,178
                                                     --------------       ----------------        --------------
Balance as of March 31, 2004                               261,592                (15,428)              740,303
                                                     ==============       ================        ==============



The accompanying notes are an integral part of the financial statements.



                                                                                                  Makhteshim - Agan Industries Ltd.

Statements of Changes in Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------



                                                                                                                            Proposed
                                                                                                                            dividend
                                                                                        Receipts from                  subsequent to
                                                                           Premium on     issuance of         Capital  balance sheet
                                                       Share capital           shares         options        reserves           date
                                                     ---------------    -------------   -------------   -------------  -------------
                                                         (Unaudited)      (Unaudited)     (Unaudited)     (Unaudited)    (Unaudited)
                                                     ---------------    -------------   -------------   -------------  -------------
                                                       US$ thousands    US$ thousands   US$ thousands   US$ thousands  US$ thousands
                                                     ---------------    -------------   -------------   -------------  -------------

Year ended December 31, 2004
Balance as of January 1, 2004                               103,793          369,543           3,912          (5,393)         7,200
Employee options exercised                                      578             (578)              -               -              -
Conversion of convertible debentures
 into shares                                                  3,974           35,581               -               -              -
Options exercised                                               913            9,637            (903)              -              -
Adjustments deriving from translation of
 financial statements of investee companies                       -                -               -           2,825              -
Realization of company shares held by a
 subsidiary                                                       -            3,304               -               -              -
Dividend                                                          -                -               -               -         (7,200)
Proposed dividend                                                 -                -               -               -              -
Proposed dividend subsequent to the
 balance sheet date                                               -                -               -               -         12,700
Net income                                                        -                -               -               -              -
                                                     ---------------    -------------   -------------   -------------  -------------

Balance as of December 31, 2004                             109,258          417,487           3,009          (2,568)        12,700
                                                     ===============    =============   =============   =============  =============




(TABLE CONTINUED)



                                                                               Share of
                                                           Retained        company held
                                                           earnings       by subsidiary            Total
                                                     --------------    ----------------    -------------
                                                        (Unaudited)         (Unaudited)       (Unaudited)
                                                     --------------    ----------------    -------------
                                                      US$ thousands       US$ thousands     US$ thousands
                                                     --------------    ----------------    -------------

Year ended December 31. 2004
Balance as of January 1, 2004                               229,914            (15,428)           693,541
Employee options exercised                                        -                  -                  -
Conversion of convertible debentures
 into shares                                                      -                  -             39,555
Options exercised                                                 -                  -              9,647
Adjustments deriving from translation of
 financial statements of investee companies                       -                  -              2,825
Realization of company shares held by a
 subsidiary                                                       -              4,196              7,500
Dividend                                                    (25,700)                 -            (32,900)
Proposed dividend                                           (11,200)                 -            (11,200)
Proposed dividend subsequent to the
 balance sheet date                                         (12,700)                 -                  -
Net income                                                  165,527                  -            165,527
                                                      --------------    ----------------    --------------

Balance as of December 31, 2004                             345,841            (11,232)           874,495
                                                      ==============    ================    ==============




The accompanying notes are an integral part of the financial statements.


                                                                                            Makhteshim - Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                      For the
                                                                                 For the three months ended        year ended
                                                                          ---------------------------------   ---------------
                                                                                March 31           March 31       December 31
                                                                                    2005               2004              2004
                                                                          --------------    ---------------   ---------------
                                                                             (Unaudited)        (Unaudited)         (Audited)
                                                                          --------------    ---------------   ---------------
                                                                           US$ thousands      US$ thousands     US$ thousands
                                                                          --------------    ---------------   ---------------

Cash flows generated by operating activities
Net income                                                                       61,123             45,178           165,527
Adjustments to reconcile net income to net cash flows
 generated by operating activities (see A. below)                               (48,743)           (41,778)           50,126
                                                                          --------------    ---------------   ---------------
Net cash inflow generated by operating activities                                12,380              3,400           215,653
                                                                          --------------    ---------------   ---------------
Cash flows generated by investing activities
Acquisition of fixed assets                                                     (14,286)           (10,888)          (38,823)
Investment grant received                                                             -                  -               686
Additions to other assets and deferred charges, net                              (4,541)            (5,980)          (33,749)
Short-term investments, net                                                         350                281              (463)
Investments in newly consolidated companies (see B. below)                            -            *(6,271)          (72,152)
Proceeds from disposal of fixed and other assets                                     69                452               574
Proceeds from sale of long-term investments                                           -                  -             2,819
Other long-term investments                                                           -               (225)             (828)
Acquisition of minority interest in subsidiaries                                   (970)                 -            (1,056)
                                                                          --------------    ---------------   ---------------
Net cash used in investing activities                                           (19,378)           (22,631)         (142,992)
                                                                          --------------    ---------------   ---------------
Cash flows generated by financing activities
Receipt of long-term loans from banks                                                 -             23,310            24,700
Repayment of long-term loans and liabilities from
 banks and others                                                                (9,737)           (28,846)         (227,851)
Issuance of convertible debentures, less issuance expenses                            -            142,825           147,450
Proceeds from exercise of options                                                 4,413              1,419             9,647
Dividend to shareholders                                                        (11,200)            (7,000)          (39,900)
Short-term credit from banks and others, net                                     39,495             (1,384)                -
Dividend to minority shareholders in subsidiaries                                     -                  -              (301)
                                                                          --------------    ---------------   ---------------
Net cash (used in) provided by financing activities                              22,971            130,324           (82,033)
                                                                          --------------    ---------------   ---------------
Increase (decrease) in cash and cash equivalents                                 15,973            111,093            (9,372)
Cash and cash equivalents at beginning of the period                             40,477             49,849            49,849
                                                                          --------------    ---------------   ---------------
Cash and cash equivalents at end of the period                                   56,450            160,942            40,477
                                                                          ==============    ===============   ===============

*Reclassified



The accompanying notes are an integral part of the financial statements.

                                                                               7

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

                                                                                            Makhteshim - Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                     For the
                                                                                 For the three months ended       year ended
                                                                          ---------------------------------   --------------
                                                                                March 31           March 31      December 31
                                                                                    2005               2004             2004
                                                                          --------------    ---------------   --------------
                                                                             (Unaudited)        (Unaudited)        (Audited)
                                                                          --------------    ---------------   --------------
                                                                          US $ thousands     US $ thousands   US $ thousands
                                                                          --------------    ---------------   --------------

A. Adjustments to reconcile net income to net cash flows generated by operating activities

         Revenues and expenses not affecting cash flows
         Depreciation and amortization                                           25,908             20,237            82,624
         Adjustment of long-term liabilities to banks and others                 (1,303)              (540)            1,791
         Minority interest in income (losses) of
          subsidiaries, net                                                       1,999               (114)              998
         Increase (decrease) in employee severance
          benefits, net                                                             147               (868)            1,973
         Deferred taxes, net                                                     10,930              5,328              (163)
         Amortization of discount on convertible
          debentures                                                                161                299               916
         Capital loss on disposal of fixed and other
          assets, net                                                               364                477               511
         Provision for loss with respect to options granted to
          employees of subsidiaries                                                 139                  -             2,090
         Gain on issuance of a subsidiary to a third party                            -                  -              (926)

         Changes in operating assets and liabilities
         Increase in trade and other receivables                               (111,829)          (123,820)          (53,236)
         Decrease (increase) in inventories                                     (14,902)            44,590           (69,345)
         Increase in trade and other payables                                    39,643             12,633            82,893
                                                                          --------------    ---------------   ---------------
                                                                                (48,743)           (41,778)           50,126
                                                                          ==============    ===============   ===============
B.       Investment in newly consolidated companies
         Working capital (excluding cash and cash equivalents)                       42                  -            (6,485)
         Fixed assets, net                                                          (42)                 -            (2,258)
         Other assets, net                                                       (8,027)                 -           (63,081)
         Goodwill created on acquisition                                              -                  -           (41,851)
         Long-term liabilities                                                        9                  -            33,896
         Exercise of Company shares held by a subsidiary                          3,848                  -             7,500
         Minority interest                                                        4,170                  -             6,398
                                                                          --------------    ---------------   ---------------
                                                                                      -                  -           (65,881)
         Repayment of liability in respect of investee
          company previously acquired                                                 -             (6,271)           (6,271)
                                                                          --------------    ---------------   ---------------
                                                                                      -             (6,271)          (72,152)
                                                                          ==============    ===============   ===============
C.       Non-cash activities
         Acquisition of other assets on supplier credit                          11,535              3,000             6,287
                                                                          ==============    ===============   ===============
         Acquisition of fixed assets on supplier credit                           2,047                  -                 -
                                                                          ==============    ===============   ===============


The accompanying notes are an integral part of the financial statements.

                                                                               8

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2005 (Unaudited)
-------------------------------------------------------------------------------



Note 1 - Financial Reporting Principles and Accounting Policies

     A.   General

     1. These interim financial statements have been prepared in accordance with generally accepted accounting principles applicable to the preparation of interim-period financial statements in accordance with Standard No. 14 of the Israel Accounting Standards Institute and with
          Article 4 of the Securities Regulations (Immediate and Periodic Reports) 1970.

     2. The accounting policies applied in the preparation of these financial statements are consistent with those applied in the audited financial statements as at December 31, 2004.

     3. These financial statements have been prepared in an abridged form as at March 31, 2005 and for the three-month period then ended. They should be read in conjunction with the annual financial statements as at December 31, 2004 and for the year then ended, and the notes related thereto.

     B.   First time application of accounting standard No.19, Taxes on Income.

     In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. First time application of the said Standard has a net non-recurring impact, as at January 1, 2005, of decreasing the net income by approximately US$ 2 million, net. The annual financial statements of the Company as at December 31, 2004 disclose in the notes that the anticipated effect of the initial implementation of Standard 19 is an increase in net earnings in the amount of $ 11.6 million. The change is due to the reexamination of Standard 19 with respect to the matter of creating deferred taxes in respect of profits not yet realized from inter-company transactions, following which the Company is of the opinion that the "deferral method" can be continued to be applied, by which the taxes in respect of the unrealized profits should be deferred according to the tax rate of the selling company, in accordance with Opinion 57 of the Institute of Certified Public Accountants in Israel.


     C.   Financial statements in US dollars

     The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar. The dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2005 (Unaudited)
-------------------------------------------------------------------------------


Note 1 - Financial Reporting Principles and Accounting Policies (cont'd)

     Changes in the representative exchange rates of the U.S. dollar and the Consumer Price Index (CPI) are as follows:



                                                                 Representative       Representative       Representative
                                                               exchange rate of     exchange rate of     exchange rate of
                                                                      the U.S.$            the U.S.$            the U.S.$
                                                       CPI               to the               to the               to the
                                                                            NIS                 Euro       Brazilian Real
                                            --------------    -----------------     ----------------     ----------------
                                                         %                    %                    %                    %
                                            --------------    -----------------     ----------------     ----------------

    During the three-month period
     ended March 31, 2005                           (0.60)                 1.23                 5.32                 0.53
    During the three-month period
     ended March 31, 2004                           (0.10)                 3.40                 3.36                 0.67
    During the year ended
     December 31, 2004                               1.21                 (1.62)               (7.33)               (8.13)


Note 2 - Segment Information

         A.  Geographical segments according to location of assets



                                        Israel         Latin America        Europe *        Adjustments       Consolidated
                                    --------------   ----------------  ----------------  ----------------   ----------------
                                     (Unaudited)        (Unaudited)       (Unaudited)       (Unaudited)        (Unaudited)
                                    --------------   ----------------  ----------------  ----------------   ----------------
                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                    --------------   ----------------  ----------------  ----------------   ----------------

    For the three
     months ended
     March 31, 2005
    Income                               344,033            80,644            130,779           (38,482)          516,974
    Operating income**                    54,352            12,665             36,961            (1,140)          102,838

    For the three
     months ended
     March 31, 2004
    Income                               267,326            64,813            123,473           (41,134)          414,478
    Operating income**                    49,207             4,966             27,527            (3,859)           77,841






                                        Israel         Latin America        Europe *        Adjustments       Consolidated
                                    --------------   ----------------  ----------------  ----------------   ----------------
                                      (Audited)          (Audited)         (Audited)         (Audited)          (Audited)
                                    --------------   ----------------  ----------------  ----------------   ----------------
                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                    --------------   ----------------  ----------------  ----------------   ----------------

    For the year ended
    December 31, 2004
    Income                             1,033,327           350,207            290,532          (134,364)        1,539,702
    Operating income**                   146,996            56,764             61,260              (393)          264,627



*   Mainly products manufactured through non-Group companies.

** Includes amortization of goodwill on the acquisition of products and amortization of goodwill arising on the acquisition of subsidiaries.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2005 (Unaudited)
-------------------------------------------------------------------------------

Note 2 - Segment Information (cont'd)

    B.   Sales by geographic area

                                                                        For the
                                 For the three months ended          year ended
                          ----------------------------------    ---------------
                                March 31           March 31         December 31
                                    2005               2004                2004
                          --------------       -------------    ---------------
                             (Unaudited)        (Unaudited)          (Audited)
                          --------------       -------------    ---------------
                           US$ thousands       US$ thousands      US$ thousands
                          --------------       -------------    ---------------

    Israel                        28,777             25,540             103,245
    Latin America                 77,623             73,158             428,638
    Europe                       269,124            234,572             649,859
    North America                 95,314             48,680             198,035
    Other                         46,136             32,528             159,925
                          --------------       -------------    ----------------

                                 516,974            414,478           1,539,702
                          ==============       =============    ================



Note 3 - Additional Information

     (1) As part of the commitments of the Company and of its subsidiaries under agreements signed in September 2004, regarding a securitization transaction whereby trade receivables were sold to companies in the RaboBank International Group, the balance of the trade receivables sold for cash amounted, as at the balance sheet date, to US$ 199.3 million (March 31, 2004 - US$ 149.3 million, December 31, 2004 - US$
          142.2 million).

          The maximum expected volume of the financial means available to the acquiring companies for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is about US$ 250 million, on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

     (2) The Company and a subsidiary in Brazil committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by the subsidiary's customers from those financial institutions and which was used for repayment of the debts of those customers to the subsidiary for sales to them.

          As at the balance sheet date, the amount of the liability to indemnify is US$ 85 million December 31, 2004 - US$ 98 million).

     (3) On March 8, 2005 the Company's Board of Directors decided to adopt a new option plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 800,000 option warrants were issued to the CEO of the Company, 9,600,000 to the employees of the Company in Israel, 2,000,000 to the employees of the Company abroad and 2,500,000 were deposited with a trustee for future distribution.

                                              Makhteshim - Agan Industries Ltd.

Notes to the Financial Statements as at March 31, 2005 (Unaudited)
-------------------------------------------------------------------------------

Note 3 - Additional Information (cont'd)

     (3)  (cont'd)

          Not withstanding the aforementioned, the assumption of a full exercise of the option warrants is only theoretical, as the offerees who exercise the option warrants will not actually be issued the full amount of the shares deriving from them, but only an amount of shares that reflects the amount of the monetary benefit embodied in the option warrants, meaning the difference between the price of Company's ordinary share on the date of exercise and the exercise price of the option.

          In accordance with the plan the option warrants are offered to the offerees at no cost. The options were issued to the offerees in three equal portions, and according to the plan the vesting period of the first portion will begin after the third and last vesting period of the employee stock option plan from 2003 (meaning after April 14, 2006).

          The exercise price of the plan is NIS 25.10, which is equal to the opening price of the Company's share on the stock exchange on the date of the Board of Director's resolution (March 8, 2005). The options were issued according to the plan in accordance with the provisions of Section 102 of the Income Tax Ordinance under the capital track.

     (4) During the period of the report, NIS 17,365 thousand par value debentures (Series A) were converted into 1,735 thousand of the Company's ordinary shares of NIS 1 par value. Furthermore in the current period US$ 10,500 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "the debentures") were converted into 2,312 thousand shares of the Company of a par value of NIS 1. As a result of the conversion, as stated, the Company's shareholders' increased by about US$ 14.3 million.

          Subsequent to balance sheet date and up to proximate to the date of signing the financial statements, debentures of a par value of US$ 81,350 thousand that were issued in March 2004 in the framework of a private placement to institutional investors (hereinafter: The Debentures) were converted into 17,913 thousand ordinary shares of the Company of a par value of NIS 1 each.

          Until December 31, 2004 it was not anticipated that The Debentures would be converted and accordingly they were presented according to their liability value as part of the long-term liabilities. As at balance sheet date, management of the Company believes that conversion of The Debentures is probable and accordingly they are presented (together with the Series A debentures) at their liability value as a separate balance sheet item between the long-term liabilities and the shareholders' equity.

     (5) During the period of the report, 1,867 thousand options (Series 1) were exercised for 1,867 thousand of the Company's ordinary shares of NIS 1 par value. As a result of exercise of the options, the Company's shareholders' increased by about US$ 4.4 million.

     (6) In March 2005, the Company's Board of Directors resolved to distribute a dividend, in the amount of US$ 12.7 million, to be paid on June 1, 2005. Subsequent to the balance sheet date, in May 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 18.3 million, to be paid on September 1, 2005.